

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2009

By U.S. mail and facsimile to (55) 51 3323-2281

Mr. Osvaldo Burgos Schirmer, Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **RE: Gerdau S.A.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **File No. 1-14878**

Dear Mr. Schirmer:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief